

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2024

Alan Day
Chief Executive Officer
Nevada Canyon Gold Corp.
5655 Riggins Court , Suite 15
Reno, NV 89502

   Re: Nevada Canyon Gold Corp.
     Registration Statement on Form S-1
     Filed October 25, 2024
     File No. 333-282833

Dear Alan Day:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Cheryl Brown at 202-551-3905 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Energy & Transportation

cc: Callie Tempest Jones, Esq.